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Garry Johnson III (He/Him) · 2nd

Award-Winning Entrepreneur | Inclusive Ecosystem Builder

Talks about #startups, #innovation, #technology, #venturecapital, and #diversityequityinclusion

Philadelphia, Pennsylvania, United States · Contact info

3,365 followers · 500+ connections

Bison Venture Partners

Howard University

Experience

Founder & Managing Partner
Bison Venture Partners · Full-time
Sep 2021 - Present · 7 mos
Washington, District of Columbia, United States

We partner with small businesses, technology startups, and investment firms to build pathways to wealth and create sustainable community impact. Our primary focus is to advise on profitable growth strategies, improve investment readiness, and provide meaningful access to capital. Through our collective impact, we aim to be a leading

Backstage Capital
7 mos

- **Investor**
  Jan 2022 - Present · 3 mos
- **Apprentice**
  Apprenticeship
  Sep 2021 - Feb 2022 · 6 mos

Less than 10% of all venture capital deals go to Women, People of Color, and LGBT founders. Other VCs may see this as a pipeline problem. For years, we have seen it as the biggest opportunity in investment. Backstage Capital has invested in more than 180 companies led by underrepresented founders.

Opportunity Fund

Backstage Capital
Investing in underestimated founders is more than good business sense, it's a deeply held conviction that what we all do together will change the world Learn More and Invest. "We invest in the very best founders who identify as women, People of Color,...

Founder & Executive Director
First Founders Inc. · Full-time
Jan 2019 - Present · 3 yrs 3 mos
Newark, Delaware, United States

First Founders Inc., a 501(c)(3) organization, is on a mission to lower barriers to entry and increase the likelihood of success in the innovation ecosystem by creating access to educational programming, relevant networks, and funding opportunities where entrepreneurs from diverse backgrounds are challenged to meet their full

INNOVATION INCLUDED.

Venture Scout
Cap Table Coalition
Jul 2021 - Present · 9 mos

The Cap Table Coalition is made up of high-growth startups, VC firms, and emerging fund managers who want to work to close the racial wealth gap. If you are an underrepresented investor or a founder looking to pledge, join us! https://captablecoalition.com/

Cap Table Coalition
High-growth startups, VC firms, and emerging fund managers who want to work to close the racial wealth gap.

Adjunct Professor Of Entrepreneurship
University of Delaware
Jul 2021 - Present · 9 mos
Newark, Delaware, United States

Introduction to Entrepreneurship (ENTR/BUAD350) focuses on understanding the basic concepts, tools, and practices of entrepreneurship and the development of entrepreneurial skills. The entrepreneurial process (opportunity recognition, resource marshaling, and team building driven by communication, creativity, and leadership)

Faculty | Horn Entrepreneurship | University of Delaware
University of Delaware Horn Entrepreneurship faculty include experienced entrepreneurs, seasoned leaders and professors from across the university.

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Education



Howard University
Master of Business Administration - MBA Candidate
Aug 2021 - May 2024

Howard University prepares diverse, talented and ambitious students to learn, lead and embody excellence in truth and service.

Howard University Receives Top 30 Ranking for Best MBA Programs by Fortune
The Howard University School of Business was ranked No. 30 in Fortune Education's Best MBA Programs.



University of Delaware
Master of Science - M.S., Entrepreneurship & Design
2017 - 2018
Grade: 3.97 GPA



University of Delaware
Exercise Science - B.S., Kinesiology and Exercise Science
2013 - 2017

Activities and societies: Alpha Phi Alpha Fraternity Inc. - Xi Omicron Chapter (Financial Secretary & Parliamentarian), NAACP (President & Treasurer), American Global Fellow with the English Language Institute, Minority Business Student Association, College Democrats, Sisters On the Move (Public Relations Chair), Cultural Programming